UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Texas Industries, Inc.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

882491103

(CUSIP Number)

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
+202 2461 1103

With a copy to:

Brittain A. Rogers
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
+1 212 474 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

CUSIP No. 882491103

(1)	Names of reporting person: NNS Holding (and together with Mr. Nassef Sawiris and Mr. Philip Norman, the “ Reporting Persons ”) I.R.S. Identification Nos. of above persons (entities only): NA

(2)	Check the appropriate box if a member of a group:

(a) ☐
(b) ☒

(3)	SEC use only:

(4)	Source of funds: WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): NA

(6)	Place of incorporation: Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power: 4,123,939

(8) Shared Voting Power:

(9) Sole Dispositive Power: 4,123,939

(10) Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,123,939

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: NA

(13)	Percent of Class Represented by Amount in Row (11): 14.87%

(14)	Type of Reporting Person: CO

CUSIP No. 882491103

(1)	Names of reporting person: Mr. Nassef Sawiris

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒

(3)	SEC use only:

(4)	Source of funds: OO (See item 3.)

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): NA

(6)	Citizenship: Egypt

Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power:

(8) Shared Voting Power: 4,123,939

(9) Sole Dispositive Power:

(10) Shared Dispositive Power: 4,123,939

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,123,939

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: NA

(13)	Percent of Class Represented by Amount in Row (11): 14.87%

(14)	Type of Reporting Person: IN

CUSIP No. 882491103

(1)	Names of reporting person: Mr. Philip Norman

(2)	Check the appropriate box if a member of a group:
(a) ☐
(b) ☒

(3)	SEC use only:

(4)	Source of funds: OO (See item 3.)

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): NA

(6)	Citizenship: British

Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power:

(8) Shared Voting Power: 4,123,939

(9) Sole Dispositive Power:

(10) Shared Dispositive Power: 4,123,939

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,123,939

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: NA

(13)	Percent of Class Represented by Amount in Row (11): 14.87%

(14)	Type of Reporting Person: IN

Explanatory Note

This amendment relates to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 19, 2006, as last amended on October 15, 2008 (the “Schedule 13D”), relating to the common stock, par value $1.00 per share (“Common Stock”), of Texas Industries, Inc., a Delaware corporation (the “Issuer”).

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On September 17, 2009, NNS Holding and Nassef Sawiris delivered a letter to the Board of Directors of the Issuer stating their intent to vote all shares of Issuer Common Stock owned by them in favor of the proposals submitted for consideration at the Issuer’s 2009 Annual Meeting by Shamrock Activist Value Fund, L.P. and its affiliates.  A copy of such letter is filed herewith as an exhibit and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

Section (a) of Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The aggregate percentage of shares reported owned by the Reporting Persons is based upon 27,735,228 shares of common stock outstanding as of August 24, 2009, which is the total number of shares of common stock outstanding as reported in the Issuer’s proxy statement on Form DEFC14A, filed with the SEC on August 28, 2009. As of the close of business on September 17, 2009, the Reporting Persons beneficially owned 4,123,939 shares, constituting approximately 14.87% of the class outstanding.

Item 7. Material to be Filed as Exhibits.

Exhibit 1                      Letter from NNS Holding to the Board of Directors of Texas Industries, Inc. dated September 17, 2009.
Exhibit 2                      Joint filing agreement between the Reporting Persons dated September 17, 2009.

Signature.

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set  forth in this statement is true, complete and correct.

Date: September 17, 2009
Mr. Nassef Sawiris

Signature:	/s/ Nassef Sawiris

Date: September 17, 2009
Mr. Philip Norman

Signature:	/s/ Philip Norman

Date: September 17, 2009
NNS Holding
By:	Mr. Nassef Sawiris
Title:	Director

Signature:	/s/ Nassef Sawiris

EXHIBIT 1

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

September 17, 2009

The Board of Directors
Texas Industries, Inc.
1341 W. Mockingbird Lane
Dallas, Texas  75247

Members of the Board:

I am a director of NNS Holding, Texas Industries Inc.’s (“TXI”) largest stockholder, which owns 4,123,939 of the outstanding shares of TXI.  NNS Holding initially invested in TXI back in 2006 and has maintained its current ownership of approximately 14.9% since July 2007.

NNS Holding has reviewed and considered the recent proposals submitted by Shamrock Activist Value Fund, LP (“SAVF”) and its affiliates for the upcoming TXI Annual Meeting of Stockholders on October 22, 2009.  NNS Holding intends to vote all of its shares in favor of the SAVF proposals.

I believe the SAVF director nominees and their three resolutions will be a catalyst for improving performance and governance at TXI and most importantly for increasing shareholder value.

Sincerely,

/s/ Nassef Sawiris
Nassef Sawiris

EXHIBIT 2

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the attached Schedule 13D/A, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Date: September 17, 2009
Mr. Nassef Sawiris

Signature:	/s/ Nassef Sawiris

Date: September 17, 2009
Mr. Philip Norman

Signature:	/s/ Philip Norman

Date: September 17, 2009
NNS Holding
By:	Mr. Nassef Sawiris
Title:	Director

Signature:	/s/ Nassef Sawiris